Exhibit 99.2

Instrument of Proxy for the Special Meeting of Shareholders

This Instrument of Proxy is solicited on behalf of management of Obsidian Energy Ltd. (“Obsidian Energy”) in connection with the Special Meeting of Shareholders to be held on Monday, November 23, 2020 at 9:00 a.m. (Mountain Standard Time) at the corporate offices of Obsidian Energy Ltd. located at 200 - 207 9th Avenue SW, Calgary, Alberta T2P 1K3 and any adjournments or postponements thereof (the “Meeting”).

The undersigned shareholder(s) of Obsidian Energy hereby appoints Peter Scott, Senior Vice President and Chief Financial Officer of Obsidian Energy, of the City of Calgary, in the Province of Alberta or, failing him, Raymond Crossley, director of Obsidian Energy, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, the person named below as proxy of the undersigned, with full powers of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Meeting. The common shares of Obsidian Energy (the “Shares”) represented by this Instrument of Proxy shall be voted for or against in accordance with the instructions of the shareholder on any matter to be acted upon at the Meeting and, where the shareholder has specified a choice with respect to any matter to be acted upon, the Shares shall be voted for or against on any matter in accordance with the specification so made. If no directions have been given, the Shares will be voted as recommended by management, which is indicated by the highlighted text over the box below.

Print the name of the person you are appointing if this person is someone other than the individuals listed above.

VOTING RECOMMENDATION IS INDICATED BY HIGHLIGHTED TEXT OVER THE BOX.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Shares represented by this Instrument of Proxy in the following manner:

1. Approval of the Issuance Resolution	FOR	AGAINST

An ordinary resolution approving the issuance of up to 72,282,992 common shares of Obsidian Energy to the holders (“Bonterra Shareholders”) of common shares of Bonterra Energy Corp. (“Bonterra Common Shares”), in connection with the offer made by Obsidian Energy to Bonterra Shareholders to purchase all of the Bonterra Common Shares.

	☐	☐

The undersigned hereby revokes any proxy(ies) previously given with respect to the Meeting.

Dated:
	(MM/DD/YY)	(signature(s) of shareholder(s))

(name(s) of shareholder(s) – please print)

 NOTES:

1.

Each shareholder has the right to appoint a proxy, other than the persons designated above, who need not be a shareholder, to attend and act and vote for him or her and on his or her behalf at the Meeting. To exercise such right, the name of the shareholder’s appointee should be legibly printed in the blank space provided. The person appointed proxy must be present at the Meeting to vote.

2.	If the shareholder is a corporation, its corporate seal must be affixed or this Instrument of Proxy must be signed by an officer or attorney thereof duly authorized.

3.

This Instrument of Proxy must be dated and signed by the shareholder, or by his or her attorney authorized in writing, and the signature hereon should be exactly the same as the name in which the Shares are registered. If this Instrument of Proxy is undated, it will be deemed to be dated the date on which it was received by or on behalf of Obsidian Energy.

4.	Persons signing this Instrument of Proxy as executors, administrators, trustees, etc. should so indicate and give their full title as such.

5.

This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and submitted to AST Trust Company (Canada) any time up to 9:00 a.m. (Mountain Standard Time) on November 19, 2020 or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment(s) or postponement(s) of the Meeting (the “Proxy Deadline”).

6.

If you appoint a proxy holder and submit your voting instructions and subsequently wish to change your appointment or voting instructions you may resubmit your proxy, any time up to the Proxy Deadline. When resubmitting a proxy, the latest proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that your latest proxy is valid and submitted by the Proxy Deadline.

7.	For further information, see “Voting Information” in the Information Circular.

8.	A proxy is valid only at the Meeting in respect of which it is given or any adjournment(s) or postponement(s) of that meeting.

9.

The proxyholder has discretion and authority under this Instrument of Proxy to consider amendments or variations of the matters of business identified in the notice of the Meeting, as well as any other matters properly brought before the Meeting, or any adjournment(s) or postponement(s) thereof. Shareholders are encouraged to review the Information Circular carefully before submitting this Instrument of Proxy. As at October 16, 2020, management of Obsidian Energy was not aware that any such amendments, variations or other matters that are to be presented at the Meeting.

HOW TO VOTE

INTERNET	TELEPHONE

• Go to www.astvotemyproxy.com • Cast your vote online • View Meeting documents	Use any touch-tone phone, call toll free in Canada and United States 1-888-489-5760

You will need your Control Number. If you choose to vote online, please do not return this Instrument of Proxy.	FAX
MAIL	Fax your proxy to 416-368-2502 or toll free in Canada and United States to 1-866-781-3111.

• Complete and return this Instrument of Proxy in the envelope provided or send to:	EMAIL

AST Trust Company (Canada)	Scan and email to proxyvote@astfinancial.com.
P.O. Box 721
Agincourt, ON M1S 0A1
To vote using your smartphone, please scan this QR Code